Exhibit 3.2

CERTIFICATE OF FORMATION

OF

GRIZZLY ENERGY, LLC

This Certificate of Formation of Grizzly Energy, LLC (the “LLC”) has been duly executed as of July 16, 2019, and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Act (6 Del. C., § 18-201, et. seq.).

FIRST. The name of the limited liability company formed hereby is Grizzly Energy, LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Kent County, Delaware 19904.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Kent County, Delaware 19904.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the day and year first above written.

By:	/s/ Jonathan Curth
Name: Jonathan Curth
Title: Authorized Person